Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2008

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Canada   M5J 2G2

**Re: Generex Biotechnology Corporation
        Form 10-K for the Year Ended July 31, 2007
        Filed October 15, 2007
        File No. 000-25169**

Dear Ms. Perri:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

1.   Throughout the Form 10-K, you refer to various agreements with third parties that you have not included as exhibits, including, your letter of intent with PharmaBrand S.A., the collaborative alliance with Fertin Pharma A/S, the Master Distributor Agreement with Leosons General Trading Company, the agreement

with Beijing Daopei Hospital, the licensing and distribution agreement with the Armenian Development Agency and the Canada Armenia Trading House Ltd., the supply agreement with Presspart Manufacturing Limited and the Consulting Agreements described in footnote 8 to the financial statements. Item 601(b)(10)(ii)(B) requires you to include as exhibits contracts that your business is substantially dependent upon. Please provide us with an analysis supporting your determination that your business is not substantially dependent on any of these agreements.   To the extent that your business is substantially dependent on any of these agreements, please revise the discussion of the agreements to disclose:

- Aggregate amounts paid/received to date;
- Aggregate potential milestone payments;
- Minimum purchase requirements;
- Required annual payments;
- Duration and termination provisions;
- All other material terms

Item 3. Legal Proceedings, page 29

2.   We note the discussion of an action by Subash Chandarana in which the plaintiff seeks to enjoin the company's use of three patents allegedly owned by the plaintiff. Please revise your disclosure to briefly describe these patents and their significance to your business, including whether they relate to any of your products that are commercially available or in development. If so, also name the relevant products.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations, page 41

3.   It does not appear that you included the interest obligations related to debt in this table. Refer to section IV of Financial Reporting Release 72. Due to the significant nature of these obligations to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. Please revise this table to include your interest obligations.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please tell us why your auditors did not opine on the statements of income, cash flows and stockholders' equity for the period from November 2, 1995 (date of inception) to July 31, 2007.

5.   Please tell us why you do not include the report of other auditors for the period from November 2, 1995 (date of inception) to July 31, 2005 as referred to in your independent accountant's report. Refer to Rule 2-05 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant